Exhibit 99.1

Media statement

FOR IMMEDIATE RELEASE	FEBRUARY 23, 2004

UNITED BISCUITS ACQUIRES LEADING PORTUGUESE BISCUIT MANUFACTURER

United Biscuits (UB) has reached an agreement to purchase Triunfo Productos Alimentares S.A. from Nutrinveste SGPS, S.A..  Triunfo is the leading biscuit manufacturer in Portugal.

The agreement, which is awaiting the approval of the Portuguese competition authorities, will increase UB’s turnover in the Portuguese biscuit market to 55 million euros.

Triunfo, which employs 250 people, holds some of the most prestigious brand names in the Portuguese biscuit sector, including Hookie, Clásicas, Waferland, Corintia and Chipmix.

With this agreement, UB reaffirms its strategy of focusing on the growth of its key businesses in key markets.

Malcolm Ritchie, Chief Executive, UB, said, “The acquisition of Triunfo represents an excellent strategic fit and will bring us closer to our goal of becoming the leading Iberian biscuit manufacturer.  Our existing business in Southern Europe has performed very strongly and we are confident both Triunfo and UB’s business in Portugal will benefit from being a part of a larger Group.”

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NOTES TO EDITORS:

•                  UB is the market leader in biscuit production in the UK, the Netherlands & Spain, and number two in France & Portugal. KP snacks is number two in the UK in terms of sales and number one in the nuts.

•                  UB owns some of Europe’s best known biscuit and snack brands including McVitie’s, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and BN, Delacre, Verkade and Fontaneda in Continental Europe

•                  UB became a private company following its de-listing from the London Stock Exchange during 2000.

The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management’s industry and other knowledge.  All market share information in this news release is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the period.  The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.